Exhibit 10.8

June 2, 2019

Aaron Tachibana

Re: Employment Terms

Dear Aaron,

This Employment Terms letter agreement, including the exhibit hereto (the “Agreement”), confirms the terms and conditions of your continuing employment with Personalis, Inc. (“Personalis” or the “Company”).

Position Description

Your position with Personalis is Chief Financial Officer, reporting to the Company’s Chief Executive Officer, the Company’s Board of Directors (the “Board”) and the Audit Committee of the Board. You will work at the Company’s corporate headquarters, and your duties will require business travel.

You will be expected to perform the customary duties of your position, duties specified in the Bylaws of the Company, and as may be required by the Board.

Your employment relationship with the Company will also be governed by the general employment policies and practices of the Company, except that if the terms of this Agreement conflict with such policies and practices, this Agreement will control. Personalis may change your position, duties, and work location from time to time in its discretion.

Exclusive Employment

During your employment with the Company, you will devote your full business time, skill, and attention to your duties and responsibilities, and will perform them faithfully, diligently and competently, and you will use your best efforts to further the business of the Company. You will be expected to be available and working during the Company’s regular business hours, and such additional time as appropriate to manage your responsibilities.

While you render services to the Company, you agree that you will not engage in any other employment, consulting, or other business activity for which you receive remuneration, other than service on any board of directors which has been previously disclosed to the Company, without the prior written consent of the Company. During your employment with the Company, you agree that you will not assist any person or entity in competing with the Company, in preparing to compete with the Company or in hiring any employees or consultants of the Company.

1330 O’Brien Drive, Menlo Park, CA 94025 O: +1.650.752.1300 F: +1.650.752.1301 http://www.personalis.com

Salary

Your current salary is $350,000 annually, less applicable payroll tax withholding and deductions, and is subject to adjustment based on the Company’s compensation policies, as in effect from time to time.

Bonus

You are eligible to participate in the Company’s annual bonus plan, as adopted by the Board for each bonus year, with a bonus target of 30% of your annual salary, less applicable payroll tax withholding and deductions.

Benefit Programs

As a Company employee, you will continue to be eligible to participate in the applicable employee benefit programs in accordance with their terms, as may be offered by Personalis from time to time in its discretion.

“At-Will” Employment

Your employment with the Company will continue to be “at will,” meaning that either you or the Company may terminate your employment at any time, for any lawful reason or no reason, and with or without cause or advance notice. Although your duties, title, compensation, and benefits may change, the “at will” nature of your employment relationship may only be modified in an express written agreement signed by you and the Company.

Severance

You are eligible to receive severance benefits in accordance with the Executive Severance Agreement attached hereto and incorporated as Exhibit A.

Confidential Information

You agree to sign and comply with the Company’s standard Employee Confidential Information and Invention Assignment Agreement.

Arbitration

You and the Company both agree that any and all disputes, claims, or causes of action, in law or equity, including but not limited to statutory claims, arising from or relating to the enforcement, breach, performance, or interpretation of this Agreement, your employment with the Company, or the termination of your employment with the Company, will be resolved pursuant to the Federal Arbitration Act, 9 U.S.C. §1-16, and to the fullest extent permitted by law, by final, binding and confidential arbitration conducted in San Jose, California by JAMS, Inc. (“JAMS”) or its successors. Both you and the Company acknowledge that by agreeing to this arbitration procedure, you and the Company each waive the right to resolve any such dispute through a trial by jury or judge or administrative proceeding. Any such arbitration proceeding will be governed by JAMS’s then applicable rules and procedures for employment disputes, which can be found at http://www.jamsadr.com/rules-employment-arbitration/, and which will be provided to you upon request. In any such proceeding, the arbitrator shall: (a) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be permitted by law; and (b) issue a written arbitration decision including the arbitrator’s essential findings and conclusions and a statement of the award. You and the

1330 O’Brien Drive, Menlo Park, CA 94025 O: +1.650.752.1300 F: +1.650.752.1301 http://www.personalis.com

Company each shall be entitled to all rights and remedies that either would be entitled to pursue in a court of law. Nothing in this Agreement is intended to prevent either the Company or you from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration pursuant to applicable law. The Company shall pay all filing fees in excess of those which would be required if the dispute were decided in a court of law, and shall pay the arbitrator’s fees and any other fees or costs unique to arbitration.

Entire Agreement; Modification

This Agreement, together with its exhibit, forms the complete and exclusive statement of the terms of your continuing employment with the Company, and supersedes any and all other agreements or promises made to you by anyone, whether oral, written or implied, including without limitation that certain Employment Offer letter agreement dated December 14, 2018 between you and the Company (the “Prior Agreement”). You agree and acknowledge, in consideration of your continuing employment and the compensation and benefits provided to you by the Company, that your continuing employment pursuant to the terms of this Agreement does not constitute and shall not be deemed for any purpose to be a termination of employment giving rise to severance, accelerated vesting, or other benefits under the Prior Agreement or otherwise.

Changes in your employment terms, other than those changes expressly reserved to the Company’s discretion in this Agreement, require a written modification signed by Personalis.

Sincerely,

Carol Tillis

Vice President, Finance and Administration

Accepted and agreed this 2nd day of June, 2019

/s/ Aaron Tachibana
Aaron Tachibana

1330 O’Brien Drive, Menlo Park, CA 94025 O: +1.650.752.1300 F: +1.650.752.1301 http://www.personalis.com

EXHIBIT A

EXECUTIVE SEVERANCE AGREEMENT

This Executive Severance Agreement (the “Agreement”) is entered into as of June 2, 2019, by and between Aaron Tachibana (“Executive”) and Personalis, Inc. (the “Company”). This Agreement is intended to provide Executive with certain benefits described herein upon the occurrence of specific events.

RECITALS

A. The Company’s Board of Directors (the “Board”) believes it is in the best interests of the Company and its shareholders to retain Executive and provide incentives to Executive to continue in the service of the Company.

B. The Board further believes that it is imperative to provide Executive with certain benefits upon termination of Executive’s employment, which benefits are intended to provide Executive with financial security and sufficient income and encouragement to Executive to remain with the Company.

C. To accomplish the foregoing objectives, the Board has directed the Company, upon execution of this Agreement by Executive, to agree to the terms provided in this Agreement.

Now, therefore, in consideration of the mutual promises, covenants and agreements contained herein, the parties hereto agree as follows:

1. At-Will Employment. Executive’s employment is at-will, which means that the Company may terminate Executive’s employment at any time, with or without Cause or advance notice. Similarly, Executive may resign Executive’s employment at any time, with or without advance notice, and with or without Good Reason. Executive shall not receive any compensation of any kind, including, without limitation, equity award vesting acceleration and severance benefits, following Executive’s last day of employment with the Company, except as expressly provided herein.

2. Termination in Connection with or Following a Change in Control. If Executive’s employment is terminated without Cause (as defined below) (and other than as a result of Executive’s death or disability), or Executive resigns for Good Reason (as defined below), in either case within twelve (12) months after the effective date of a Change in Control, and provided such termination constitutes a “separation from service” (within the meaning of Treasury Regulation Section 1.409A-1(h), a “Separation from Service”), and provided further that Executive signs and allows to become effective a full and effective release of claims in favor of the Company in a form provided by the Company (the “Release”), within sixty (60) days after Executive’s Separation from Service (the date that the Release becomes effective and may no longer be revoked by Executive is referred to as the “Release Date”), then the Company shall provide Executive with the following severance benefits (the “Change in Control Separation Benefits”):

(i) The Company shall pay Executive an amount equal to twelve (12) months of Executive’s then-current base salary, ignoring any decrease in base salary that forms the basis for Good Reason, less all applicable withholdings and deductions, paid in a lump sum within five (5) days after the Release Date (unless the release consideration period begins in one calendar year and ends in a second calendar year, in which case the severance payment shall be paid in the second calendar year).

(ii) Should Executive elect to continue Executive’s medical, dental and/or vision insurance benefits pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) or any analogous provisions of applicable state law, the Company shall pay Executive’s COBRA premiums for Executive and Executive’s eligible dependents (“COBRA Premiums”) for a period of twelve (12) months following Executive’s termination (the “Change in Control Benefits Payment Period”). Notwithstanding the foregoing, if the Company determines, in its sole discretion, that the Company cannot provide the COBRA Premiums without potentially incurring financial costs or penalties under applicable law, the Company shall in lieu thereof pay Executive a taxable cash amount, which payment shall be made regardless of whether Executive elects health care continuation coverage (the “Health Care Benefit Payment”). The Health Care Benefit Payment shall be paid in monthly installments on the same schedule that the COBRA Premiums would otherwise have been paid to the insurer. The Health Care Benefit Payment shall be equal to the amount that the Company would have otherwise paid for COBRA premiums (which amount shall be calculated based on the premium for the first month of coverage), and shall be paid until the expiration of the Change in Control Benefits Payment Period.

(iii) The Company shall accelerate the vesting of each of Executive’s then-outstanding equity compensation awards such that the awards shall be deemed fully vested as of Executive’s Separation from Service.

3. Limitations And Conditions On Covered Separation Benefits

(a) Release Prior to Payment of Benefits. Prior to the payment or provision of any of the Change in Control Separation Benefits, Executive shall execute, and allow to become effective, the Release not later than sixty (60) days following Executive’s Separation from Service. Such Release shall specifically relate to all of Executive’s rights and claims in existence at the time of such execution and shall confirm Executive’s continuing obligations to the Company (including but not limited to obligations under any confidentiality and/or non-solicitation agreement with the Company). No Change in Control Separation Benefits will be paid prior to the Release Date. If the Company (or, if applicable, the successor entity thereto) determines that any of the

Change in Control Separation Benefits constitute “deferred compensation” under Section 409A (defined below), then, solely to the extent necessary to avoid the incurrence of the adverse personal tax consequences under Section 409A, no Change in Control Separation Benefits will be paid prior to the sixtieth (60th) day following Executive’s Separation from Service. On the sixtieth (60th) day following the date of Separation from Service, the Company will pay to Executive in a lump sum the applicable Change in Control Separation Benefits that Employee would otherwise have received on or prior to such date, with the balance of the Change in Control Separation Benefits being paid as originally scheduled.

(b) Income and Employment Taxes. Executives agrees that Executive shall be responsible for any applicable taxes of any nature (including any penalties or interest that may apply to such taxes) that the Company reasonably determines apply to any payment made hereunder, that Executive’s receipt of any benefit hereunder is conditioned on Executive’s satisfaction of any applicable withholding or similar obligations that apply to such benefit, and that any cash payment owed hereunder will be reduced to satisfy any such withholding or similar obligations that may apply.

(c) Compliance with Section 409A. It is intended that each installment of the payments and benefits provided for in this Agreement is a separate “payment” for purposes of Treasury Regulation Section 1.409A-2(b)(2)(i). For the avoidance of doubt, it is intended that payments of the amounts set forth in this Agreement satisfy, to the greatest extent possible, the exemptions from the application of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) (Section 409A of the Code, together, with any state law of similar effect, “Section 409A”) provided under Treasury Regulations 1.409A-1(b)(4), 1.409A-1(b)(5) and 1.409A-1(b)(9). However, if the Company (or, if applicable, the successor entity thereto) determines that the severance payments and benefits provided under this Agreement (the “Agreement Payments”) constitute “deferred compensation” under Section 409A and Executive is, on the date of his or her Separation from Service, a “specified employee” of the Company or any successor entity thereto, as such term is defined in Section 409A(a)(2)(B)(i) of the Code (a “Specified Employee”), then, solely to the extent necessary to avoid the incurrence of the adverse personal tax consequences under Section 409A, the timing of the Covered Separation Benefit described in Section 2(a)(i) or 2(b)(i), as applicable, shall be delayed as follows: on the earlier to occur of (i) the date that is six months and one day after Executive’s Separation from Service or (ii) the date of Executive’s death (such earlier date, the “Delayed Initial Payment Date”), the Company (or the successor entity thereto, as applicable) shall pay to Executive a lump sum amount equal to the applicable benefit that Executive would otherwise have received through the Delayed Initial Payment Date if the commencement of the payment of the benefit had not been so delayed pursuant to this Section 3(c).

(d) Related Matters. Executive further acknowledges and agrees that as a condition to receipt of any severance benefits (i) Executive must comply with Executive’s obligations under Executive’s Employee Confidential Information and Invention Assignment Agreement; and (ii) resign from all Company and or affiliate positions, including membership on any Board (unless otherwise requested by the Company).

(e) Successors. Any successor to the Company (whether direct or indirect and whether by purchase, lease, merger, consolidation, liquidation or otherwise) to all or substantially all of the Company’s business and/or assets shall assume the obligations under this Agreement and agree expressly to perform the obligations under this Agreement in the same manner and to the same extent as the Company would be required to perform such obligations in the absence of a succession. The terms of this Agreement and all of Executive’s rights hereunder and thereunder shall inure to the benefit of, and be enforceable by, Executive’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.

(f) Notice. Notices and all other communications contemplated by this Agreement shall be in writing and shall be deemed to have been duly given when personally delivered or when mailed by U.S. registered or certified mail, return receipt requested and postage prepaid. Mailed notices to Executive shall be addressed to Executive at the home address which Executive most recently communicated to the Company in writing. In the case of the Company, mailed notices shall be addressed to its corporate headquarters, and all notices shall be directed to the attention of its Chief Executive Officer.

4. Definitions.

(a) Cause. For purposes of this Agreement, “Cause”, as determined by the Board acting in good faith and based on information then known to it, shall mean the occurrence of one or more of the following: (i) Executive’s gross negligence or knowing and willful action which is or is likely to be materially injurious to the Company; (ii) any intentional act by Executive in connection with his responsibilities as an employee constituting fraud or a felony crime; (iii) Executive’s consistent failure to report for work or perform his duties as directed by the Company’s Board of Directors; (iv) persistent or repeated material breach of this Agreement or any agreement between Executive and the Company; (v) Executive becoming disqualified from holding office through his own act or omission; (vi) an unauthorized use or disclosure by the Executive of the Company’s confidential information or trade secrets, which use or disclosure causes material harm to the Company; or (vii) a material failure by the Executive to comply with the Company’s written policies or rules which is or is likely to be materially injurious to the Company.

(b) Change in Control. For purposes of this Agreement, “Change in Control” means the consummation of a transaction or series of transactions that results in any of the following:

(i) a merger, consolidation or similar corporate transaction involving (directly or indirectly) the Company and, immediately following which the stockholders of the Company immediately prior thereto do not own, directly or indirectly, outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving entity in such merger, consolidation or similar corporate transaction or more than 50% of the combined outstanding voting power of the parent of the surviving entity in such merger, consolidation or similar corporate transaction; or

(ii) a sale or other disposition of all or substantially all of the consolidated assets of the Company that occurs over a period of not more than twelve (12) months.

However, a Change in Control will not include (1) any consolidation or merger effected exclusively to change the domicile of the Company, or (2) any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof. In addition, no transaction will be a Change in Control unless it is also “change in ownership of a corporation” or “change in ownership of a substantial portion of a corporation’s assets” as defined under in Treasury Regulations Sections 1.409A-3(i)(5)(v) and (vii) without regard to any alternative definitions thereunder.

(c) Good Reason. For purposes of this Agreement, “Good Reason” for Executive’s resignation of his or her employment will exist following the occurrence of any of the following without Executive’s written consent: (i) a material reduction in Executive’s base salary, which the parties agree is a reduction of at least 10% of Executive’s base salary (provided, however, that such reduction will not be considered Good Reason if made in connection with an across-the-board salary reduction affecting all members of management); (ii) a material reduction in Executive’s duties, responsibilities and/or authority; (iii) a relocation of Executive’s principal place of employment to a place that increases Executive’s one-way commute by more than fifty (50) miles as compared to Executive’s then-current principal place of employment immediately prior to such relocation; or (iv) a material breach by the Company of this Agreement. In order to resign for Good Reason, Executive must provide written notice to Board within 30 days after the first occurrence of the event giving rise to Good Reason setting forth the basis for Executive’s resignation, allow the Company at least 30 days from receipt of such written notice to cure such event, and if such event is not reasonably cured within such period, Executive must resign from all positions Executive then holds with the Company not later than 30 days after the expiration of the cure period.

5. Parachute Payments.

(a) If any payment or benefit (including payments and benefits pursuant to this Agreement) that Executive would receive in connection with a Change in Control from the Company or otherwise (“Transaction Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code, and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then the Company shall cause to be determined, before any amounts of the Transaction Payment are paid to Executive, which of the following two alternative forms of payment would result in Executive’s receipt, on an after-tax basis, of the greater amount of the Transaction Payment notwithstanding that all or some portion of the Transaction Payment may be subject to the Excise Tax: (1) payment in full of the entire amount of the

Transaction Payment (a “Full Payment”), or (2) payment of only a part of the Transaction Payment so that Executive receives the largest payment possible without the imposition of the Excise Tax (a “Reduced Payment”). For purposes of determining whether to make a Full Payment or a Reduced Payment, the Company shall cause to be taken into account all applicable federal, state and local income and employment taxes and the Excise Tax (all computed at the highest applicable marginal rate, net of the maximum reduction in federal income taxes which could be obtained from a deduction of such state and local taxes). If a Reduced Payment is made, (x) Executive shall have no rights to any additional payments and/or benefits constituting the Transaction Payment, and (y) reduction in payments and/or benefits shall occur in the manner that results in the greatest economic benefit to Executive as determined in this paragraph. If more than one method of reduction will result in the same economic benefit, the portions of the Transaction Payment shall be reduced pro rata.

(b) The professional firm engaged by the Company for general tax purposes as of the day prior to the effective date of the Change in Control shall make all determinations required to be made under this Section 5. If the professional firm so engaged by the Company is serving as accountant or auditor for the individual, entity or group effecting the Change in Control, the Company shall appoint a nationally recognized independent registered public accounting firm to make the determinations required hereunder. The Company shall bear all expenses with respect to the determinations by such professional firm required to be made hereunder.

(c) The professional firm engaged to make the determinations hereunder shall provide its calculations, together with detailed supporting documentation, to the Company and Executive within fifteen (15) calendar days after the date on which Executive’s right to a Transaction Payment is triggered or such other time as reasonably requested by the Company or Executive. If the professional firm determines that no Excise Tax is payable with respect to the Transaction Payment, either before or after the application of the Reduced Amount, it shall furnish the Company and Executive with detailed supporting calculations of its determinations that no Excise Tax will be imposed with respect to such Transaction Payment. Any good faith determinations of the professional firm made hereunder shall be final, binding and conclusive upon the Company and Executive.

6. Other Employment Terms and Conditions. The employment relationship between the parties shall be governed by the general employment policies and procedures of the Company, including those relating to the protection of confidential information and assignment of inventions; provided, however, that when the terms of this Agreement differ from or are in conflict with the Company’s general employment policies or procedures, this Agreement shall control.

7. Miscellaneous Provisions.

(a) No Duty to Mitigate. Executive shall not be required to mitigate the amount of any payment contemplated by this Agreement (whether by seeking new employment or in any other manner), nor shall any such payment be reduced by any earnings that Executive may receive from any other source.

(b) Waiver. No provision of this Agreement shall be modified, waived or discharged unless the modification, waiver or discharge is agreed to in writing and signed by Executive and by an authorized officer of the Company (other than Executive). No waiver by either party of any breach of, or of compliance with, any condition or provision of this Agreement by the other party shall be considered a waiver of any other condition or provision or of the same condition or provision at another time.

(c) Whole Agreement. No agreements, representations or understandings (whether oral or written and whether express or implied) which are not expressly set forth in this Agreement have been made or entered into by either party with respect to the subject matter hereof. This Agreement supersedes any agreement (or portion thereof) concerning similar subject matter dated prior to the date of this Agreement, and by execution of this Agreement both parties agree that any such predecessor agreement (or portion thereof) shall be deemed null and void. For the avoidance of doubt, the parties agree that this Agreement does not supersede the provisions of Executive’s Employment Terms letter that do not address termination or severance benefits or Executive’s Confidential Information and Invention Assignment Agreement with the Company.

(d) Choice of Law. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of California without reference to conflict of laws provisions, and the parties hereto submit to the exclusive jurisdiction of the state and federal courts of the State of California.

(e) Severability. If any term or provision of this Agreement or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining terms and provisions of this Agreement or the application of such terms and provisions to circumstances other than those as to which it is held invalid or unenforceable, and a suitable and equitable term or provision shall be substituted therefor to carry out, insofar as may be valid and enforceable, the intent and purpose of the invalid or unenforceable term or provision.

(f) Legal Fees and Expenses. The parties shall each bear their own expenses, legal fees and other fees incurred in connection with the execution of this Agreement.

(g) No Assignment of Benefits. The rights of any person to payments or benefits under this Agreement shall not be made subject to option or assignment, either by voluntary or involuntary assignment or by operation of law, including (without limitation) bankruptcy, garnishment, attachment or other creditor’s process, and any action in violation of this Section 7(g) shall be void.

(h) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together will constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date written below.

/s/ Aaron Tachibana Aaron Tachibana

Date:	June 2, 2019

PERSONALIS, INC.

By:	/s/ Carol Tillis
Carol Tillis, Vice President, Finance and Administration

Date:	June 2, 2019

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